SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For June 22, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication recently filed by the Company with the Chilean Superintendencia de Valores y Seguros.

[free English translation of Spanish original]

                                                       Santiago, June 15, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

              Ref.:  Essential Fact
                     Chilesat Corp S.A.
                     Registration in Securities Registry No. 350


          According to article 9, paragraph 2 and article 10 of Law 18.045, and NCG No. 30 of said Superintendency, I hereby inform the Superintendency of the following, in the nature of an essential fact:

          On June 10, 2004, Mr. Norberto Morita Kusumoto, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic, and Heriberto Urzua Sanchez resigned their positions as directors of Chilesat Corp S.A., due to the fact that the Company now has a new controller, as it was informed on June 8, 2004.

          As a consequence of what is referred to above, the new and actual directors of the Company are Jaime Chico Pardo (President), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona. The latter was appointed on May 7, 2004 as a replacement for Mr. Ricardo Rodriguez Molina.



Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.

c.c.:  Santiago Stock Exchange
       Chilean Electronic Stock Exchange
       Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  June 22, 2004